Exhibit 99.1

2020 Third Quarter Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to Shareholders	2

Management's Discussion and Analysis	3

Consolidated Financial Statements	25

Notes to the Consolidated Financial Statements	30

Dear Fellow Shareholders,

At time of writing, the outcome of the US election is still being digested, although market reactions appear to be favorable. While we understand that on a short-term basis, the expectations for additional stimulus and its effect on both interest rates and equities will remain in focus, we believe the long-term trends which will drive precious metals prices remain unchanged. In our view, global debt balances have clearly passed the point of no return, while the economy struggles in low growth mode. This combination will require future monetary and fiscal accommodations which we expect will increase in scale and frequency. We believe in this environment it is of increasing importance for investors to maintain an allocation to precious metals in their portfolios.

Throughout 2020, Sprott has benefited from strong market value appreciation across most of our fund products, as well as significant in-flows in our Exchange Listed Products segment. Our Managed Equities segment delivered excellent year-to-date performance, despite the fact that investors have been slow to allocate capital to mining equities. Our Assets Under Management (“AUM”) increased to $16.3 billion as at September 30, 2020, up $2.4 billion (17%) from June 30, 2020 and up $7 billion (76%) from December 31, 2019. Adjusted base EBITDA was $12 million in the quarter, up $4.4 million (58%) from the prior period and $29.4 million on a year-to-date basis, up $7.9 million (36%).

As a reflection of the robust financial performance of the Company and our strong capital position, we are pleased to announce that the Board of Directors has approved an 8.7% increase of the quarterly dividend from $0.23 per share to $0.25 per share, effective immediately. We are confident that our business will support this dividend level without impacting our ability to fund future growth initiatives.

During the third quarter, Sprott’s strong financial performance was recognized with our inclusion in the S&P/TSX Composite Index. The TSX also ranked Sprott among the 30 top-performing TSX stocks over a three-year period based on dividend adjusted share price appreciation, through inclusion in the TSX30 program.

Sprott has adapted well as to the changes forced upon us by COVID-19, and in some cases we have learned new ways to operate more efficiently in a largely remote environment. We have increased our commitment to digital marketing and found new ways to connect with our investors and clients.

Building on the solid results this year, we remain engaged in various projects which will involve launching new products and pursuing new avenues for growth. The global precious metals investment area remains under-serviced in certain areas, and we see ample opportunity to pursue global growth through new product and distribution initiatives.

We are pleased with our performance following the repositioning of the company in 2017, however, we believe the best is yet to come. We have the right team and strategies in place to capitalize on the tremendous opportunities we see ahead in precious metals and mining investments.

Thank you for your continued support. We look forward to reporting to you again at year end.

Peter Grosskopf

Chief Executive Officer

2

Management's Discussion and Analysis

Three and nine months ended September 30, 2020

3

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our ability to be involved in launching new products and pursuing new avenues for growth through new product and distribution initiatives; (ii) our belief that our dividend adjusted share price performance in the future will be better than in the past; (iii) expectations regarding the current precious metals pricing environment; (iv) expectations that the Acquisition continues to be accretive to operating margins in the Managed Equity segment throughout the rest of the year; (v) expectations regarding deployment of capital called into our lending LPs; (vi) anticipation of higher year-over-year performance in the Brokerage segment; (vii) anticipation of flat-to-lower year-over-year operating costs and slightly lower EBITDA contribution from non-reportable segments; (viii) expectation of the effects of COVID-19, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets; and (ix) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2020; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated November 12, 2020, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2020, compared with December 31, 2019, and the consolidated results of operations for the three and nine months ended September 30, 2020, compared with the three and nine months ended September 30, 2019. The Board of Directors approved this MD&A on November 12, 2020. All note references in this MD&A are to the notes to the Company's September 30, 2020 unaudited interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency has switched to US dollars effective January 1, 2020, with the prior period figures restated accordingly. We believe the US dollar better reflects the Company’s consolidated financial position and results of operations given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of the Tocqueville Asset Management gold strategies acquisition (the "Acquisition"). Accordingly, all dollar references in this MD&A are in US dollars, unless otherwise specified. The use of the term "prior period" refers to the three and nine months ended September 30, 2019.

4

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators are discussed below:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Inflows

Net Inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net Sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net Fees

Management fees (net of trailer and sub-advisor fees) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise primarily from the transaction based service offerings of our brokerage segment.

Compensation

Compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

5

EBITDA, Adjusted EBITDA, Adjusted base EBITDA and Operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019

Net income for the periods	8,704	4,336	20,258	8,764
Adjustments:
Interest expense	320	297	906	767
Provision for income taxes	1,613	1,473	5,123	1,793
Depreciation and amortization	992	893	3,029	2,541
EBITDA	11,629	6,999	29,316	13,865

Other adjustments:
(Gain) loss on investments (1)	(4,408)	(600)	(8,198)	(367)
Non-cash stock-based compensation	871	1,212	1,528	3,215
Other expenses (2)	3,932	1	6,769	4,849
Adjusted EBITDA	12,024	7,612	29,415	21,562

Other adjustments:
Carried interest and performance fees	—	—	—	—
Carried interest and performance fee related expenses	—	—	—	—
Adjusted base EBITDA	12,024	7,612	29,415	21,562
Operating margin (3)	47%	36%	47%	38%

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	In addition to the items outlined in Note 6, Other expenses also includes severance and new hire accruals of $0.2 million for the 3 months ended (3 months ended September 30, 2019 - $0.2 million) and $1.2 million for the 9 months ended (9 months ended September 30, 2019 - $0.9 million) and excludes income attributable to non-controlling interests (see Other expenses in Note 6 of the interim financial statements).

(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization, and excluding income related to legacy balance sheet loans. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

6

BUSINESS OVERVIEW

Our reportable operating segments are as follows:

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed Equities

•	The Company's alternative investment strategies managed in-house and on a sub-advised basis.

Lending

•	The Company's lending and streaming activities occur through limited partnership vehicles ("lending LPs").

Brokerage

•	The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading).

Corporate

•	Provides the Company's operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 12 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

7

BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation of our AUM was $1.5 billion during the quarter and $3.1 billion on a year-to-date basis as precious metals prices and equity market valuations remain strong this year.

Other Matters

On September 21, 2020, the Company's common shares were added by Dow Jones Canadian Index Services to the S&P/TSX Composite Index. The TSX also added Sprott to the TSX30 as the Company now ranks among the 30 top-performing TSX stocks over a three-year period based on dividend adjusted share price appreciation.

8

OUTLOOK

Exchange Listed Products

We expect this segment to continue benefiting from the current precious metals pricing environment as more than 99% of this segment’s AUM is directly or indirectly impacted by gold and silver price changes, net of redemptions.

Managed Equities

The Acquisition that closed on January 17, 2020 was highly accretive to operating margins and should continue to be accretive throughout the rest of this year.

Lending

•	This segment’s revenues are generated primarily from two sources: management fees and co-investment income (included in finance income).

•	Our lending strategies had $906 million in AUM at the end of the third quarter, earning a blended net management fee rate of 1.02%. We expect capital calls (net of capital distributions) in 2020 to be in excess of $100 million based on our lending team's current view of the loan market and their expectations of possible repayments.

Brokerage

We continue to anticipate higher year-over-year operating performance in this segment.

Corporate & Other Non-reportable Segments

As a result of better than expected SG&A cost containment at the corporate level and across the company, we anticipate flat-to-lower year-over-year SG&A costs and slightly lower EBITDA contribution from non-reportable segments (see “Consolidation, elimination and all other segments” column of the segment table in Note 12 of the interim financial statements).

COVID-19

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

9

SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
SUMMARY INCOME STATEMENT
Management fees	19,934	15,825	15,125	10,685	10,577	9,962	10,195	9,979
Carried interest and performance fees	—	—	—	1,811	—	—	—	—
less: Trailer and sub-advisor fees	291	326	154	966	50	67	—	29
less: Carried interest and performance fee payouts	—	—	—	86	—	—	—	—
Net Fees	19,643	15,499	14,971	11,444	10,527	9,895	10,195	9,950
Commissions	9,386	6,133	5,179	6,599	6,056	3,293	3,315	4,855
less: Commission expense	3,789	2,377	1,870	2,658	2,654	1,356	1,386	2,047
Net Commissions	5,597	3,756	3,309	3,941	3,402	1,937	1,929	2,808
Finance income (1)	757	656	914	2,481	2,561	3,435	2,946	3,213
Gain (loss) on investments	4,408	8,142	(4,352)	(1,252)	600	(408)	5	5,238
Other income	914	285	113	623	91	93	77	173
Total Net Revenues	31,319	28,338	14,955	17,237	17,181	14,952	15,152	21,382

Compensation (2)	12,281	8,256	7,588	7,368	6,892	5,457	6,306	8,450
Compensation - severance and new hire accruals	210	358	667	157	168	650	109	29
Placement and referral fees	522	246	86	434	114	251	58	279
Selling, general and administrative	2,523	3,049	3,544	2,986	3,175	3,256	3,062	3,157
Interest expense	320	350	236	269	297	226	244	236
Depreciation and amortization	992	1,049	988	1,254	893	819	829	453
Other expenses (gain)	4,154	2,893	(1,081)	2,376	(167)	3,051	1,038	(1,225)
Total Expenses	21,002	16,201	12,028	14,844	11,372	13,710	11,646	11,379

Net Income	8,704	10,492	1,062	1,445	4,336	1,581	2,847	7,442
Net Income per share (3)	0.36	0.43	0.04	0.06	0.18	0.06	0.12	0.31
Adjusted base EBITDA	12,024	9,204	8,187	7,441	7,612	7,032	6,918	7,639
Adjusted base EBITDA per share (3)	0.49	0.38	0.33	0.31	0.31	0.29	0.28	0.32
Operating margin	47%	49%	43%	38%	36%	39%	39%	38%

SUMMARY BALANCE SHEET
Total Assets	358,300	338,931	318,318	324,943	325,442	338,530	332,504	313,895
Total Liabilities	81,069	70,818	65,945	53,313	51,774	68,008	54,009	40,386
Total AUM	16,259,184	13,893,039	10,734,831	9,252,515	8,548,982	8,103,723	7,909,488	7,756,582
Average AUM	16,705,046	13,216,415	11,007,781	8,932,651	8,608,001	7,898,334	7,887,089	7,599,173

(1)	Finance income includes: (1) interest income from on-balance sheet loans and brokerage client accounts; (2) co-investment income from lending LP units; and (3) ancillary income earned directly or indirectly from lending activities.

(2)	See 'Compensation' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(3)	Per share amounts for periods before May 28, 2020 reflect retrospective treatment of the 10:1 share consolidation.

10

SUMMARY MANAGEMENT FEE BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at September 30, 2020 (in millions $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST & PERFORMANCE FEE CRITERIA

Exchange Listed Products
Sprott Physical Gold Trust	4,705	0.35%	N/A (1)
Sprott Physical Gold and Silver Trust	4,216	0.40%	N/A (1)
Sprott Physical Silver Trust	2,095	0.45%	N/A (1)
Sprott Gold Miner's ETF	279	0.35%	N/A (1)
Sprott Physical Platinum & Palladium Trust	115	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	102	0.35%	N/A (1)
Total	11,512	0.39%

Managed Equities: Precious Metals Strategies
Sprott Gold Equity Fund	1,258	0.75%	N/A
Institutional Accounts	322	0.55%	0-20% of all net profits in excess of the HWM
Bullion Funds (2)	234	0.27%	N/A
Fixed Term Limited Partnerships	233	1.70%	15-30% over preferred return
Corporate Class Funds (2)	202	0.69%	5% excess over applicable benchmark indices
Gold and Precious Minerals Fund (2)	132	0.89%	5% excess over applicable benchmark indices
Sprott Hathaway Special Situations Fund	66	1.50%	20% of net profits over preferred return
Total	2,447	0.79%

Managed Equities: Other
Sprott U.S. Value Strategies	209	1.00%	N/A
Flow-through LPs (2)	87	0.70%	10% of all net profits in excess of the HWM
Legacy Managed Accounts (3)	16	1.00%	N/A
Total	312	0.92%

Lending
Sprott private resource lending LPs	906	1.02%	15-70% of net profits over preferred return

Other
Managed Companies (4)	617	0.50%	20% of net profits over preferred return
Separately Managed Accounts (5)	465	0.61%	20% of net profits over preferred return
Total	1,082	0.55%

Total AUM	16,259	0.51%

(1) Exchange listed products do not generate performance fees, however the management fees they generate are closely correlated to precious metals prices.
(2) Management fee rate represents the net amount received by the Company.
(3) Institutional managed accounts.
(4) Includes Sprott Korea Corp.
(5) Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

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RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $16.3 billion as at September 30, 2020, up $2.4 billion (17%) from June 30, 2020 and up $7 billion (76%) from December 31, 2019. On a three and nine months ended basis, we benefited from strong market value appreciation across most of our fund products. We also benefited from strong inflows in our physical trusts that more than offset the anticipated redemption experience in our precious metals strategies post-Acquisition (the Acquisition added $1.7 billion of AUM at time of closing). We also benefited from new capital calls (net of distributions) and commitment fee earning assets being added to our lending platform on a year-to-date basis.

3 months results

(In millions $)	AUM Jun. 30, 2020	Net Inflows (1)	Market Value Changes	Other (2)	AUM Sep. 30, 2020
Exchange Listed Products
- Physical Trusts	9,181	890	1,060	—	11,131
- ETFs	328	27	26	—	381
	9,509	917	1,086	—	11,512

Managed Equities
- Precious Metals Strategies	2,279	(57)	225	—	2,447
- Other	277	19	16	—	312
	2,556	(38)	241	—	2,759

Lending	893	17	18	(22)	906	(3)

Other	935	—	147	—	1,082

Total	13,893	896	1,492	(22)	16,259

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

9 months results

(In millions $)	AUM Dec. 31, 2019	Net Inflows (1)	Market Value Changes	Other (2)	AUM Sep. 30, 2020
Exchange Listed Products
- Physical Trusts	6,579	2,551	2,001	—	11,131
- ETFs	252	46	83	—	381
	6,831	2,597	2,084	—	11,512

Managed Equities
- Precious Metals Strategies	601	(649)	754	1,741	2,447
- Other	350	16	(54)	—	312
	951	(633)	700	1,741	2,759

Lending	783	166	23	(66)	906	(3)

Other	688	139	255	—	1,082

Total	9,253	2,269	3,062	1,675	16,259

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.
(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

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KEY REVENUE LINES

Management fees were $19.9 million in the quarter, up $9.4 million (88%) from the prior period and were $50.9 million on a year-to-date basis, up $20.2 million (66%). Net fees were $19.6 million in the quarter, up $9.1 million (87%) from the prior period and were $50.1 million on a year-to-date basis, up $19.5 million (64%). The increase in the quarter and on a year-to-date basis was due to strong net inflows in our exchange listed products segment and the Acquisition in our managed equities segment. We also benefited from higher fees in our lending segment as we continue to grow AUM in this area.

Commission revenues were $9.4 million in the quarter, up $3.3 million (55%) from the prior period and were $20.7 million on a year-to-date basis, up $8 million (63%). Net Commissions were $5.6 million in the quarter, up $2.2 million (65%) from the prior period and were $12.7 million on a year-to-date basis, up $5.4 million (74%). The increase in the quarter and on a year-to-date basis was due to strong equity origination, sales and trading activities in our brokerage segment.

Finance Income was $0.8 million in the quarter, down $1.8 million (70%) from the prior period and was $2.3 million on a year-to-date basis, down $6.6 million (74%). Finance income primarily includes interest income from legacy loans, interest income from our co-investments in LP units and other ancillary income earned directly or indirectly from lending activities. Lower finance income in the quarter and on a year-to-date basis was primarily due to the repayment of legacy balance sheet loans and higher capital distribution levels in our lending LPs in 2019.

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KEY EXPENSE LINES

Compensation was $12.3 million in the quarter, up $5.4 million (78%) from the prior period and was $28.1 million on a year-to-date basis, up $9.5 million (51%). The increase in the quarter and on a year-to-date basis was primarily due to higher salaries from new hires related to the Acquisition and higher AIP on increased revenues and earnings across the Company. These increases were partially offset by lower LTIP amortization.

SG&A was $2.5 million in the quarter, down $0.7 million (21%) from the prior period and was $9.1 million on a year-to-date basis, down $0.4 million (4%). The decrease in the quarter and on a year-to-date basis was the result of lower marketing and sales costs relating to travel restrictions due to COVID-19.

EARNINGS

Net income was $8.7 million in the quarter, up $4.4 million from the prior period and was $20.3 million on a year-to-date basis, up $11.5 million. Adjusted base EBITDA was $12 million in the quarter, up $4.4 million (58%) from the the prior period and was $29.4 million on a year-to-date basis, up $7.9 million (36%).

During the quarter and on a year-to-date basis, we benefited from increased fees due to strong inflows and precious metals price appreciation in our exchange listed products segment and from the Acquisition in our managed equities segment. We also benefited from increased commission revenues in our brokerage segment. These increases more than offset lower finance income in our lending segment and higher compensation on increased revenues and earnings across the Company.

ADDITIONAL REVENUES AND EXPENSES

Investments gains were mainly due to market value appreciation of certain equity holdings and co-investments.

Other income was higher mainly due to the consolidation of certain feeder funds. Interest expense was largely flat from the prior period.

Placement and referral fees were higher mainly due to referral fees paid on higher placement activity in our brokerage segment.

Amortization of intangibles was flat from the prior period. Depreciation of property and equipment was higher from the prior period mainly due to increased depreciation expense related to a new lease attributable to the Acquisition.

Other expenses were higher primarily due to the increase in contingent consideration related to the Acquisition.

BALANCE SHEET

Total Assets were $358.3 million, up $33.4 million (10%) from December 31, 2019. The increase was primarily due to the increase in intangible assets related to the Acquisition.

Total Liabilities were $81.1 million, up $27.8 million (52%) from December 31, 2019. The increase was primarily due to the accrual of contingent consideration related to the Acquisition and accrued liabilities related to non-controlling interests.

Total Shareholder's Equity was $277.2 million, up $5.6 million (2%) from December 31, 2019.

14

REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	11,208	6,442	26,221	17,907
Other income	1	26	9	26
Total Revenues	11,209	6,468	26,230	17,933

Compensation	1,488	1,026	3,721	2,687
Selling, general and administrative	464	647	1,677	2,095
Interest expense	64	254	262	623
Depreciation and amortization	237	238	698	713
Other expenses (gain)	147	(175)	(509)	335
Total Expenses	2,400	1,990	5,849	6,453

Income before income taxes	8,809	4,478	20,381	11,480
Adjusted base EBITDA	9,396	4,994	21,066	13,413
Operating margin	82%	76%	79%	74%

Total AUM	11,512,310	6,558,970	11,512,310	6,558,970
Average AUM	11,919,859	6,580,627	9,290,867	6,102,108

3 and 9 months ended

Income before income taxes was $8.8 million in the quarter, up $4.3 million (97%) from the prior period and was $20.4 million on a year-to-date basis, up $8.9 million (78%). Adjusted base EBITDA was $9.4 million in the quarter, up $4.4 million (88%) from the prior period and was $21.1 million on a year-to-date basis, up $7.7 million (57%). Our three and nine months ended results benefited from higher average AUM given strong inflows and market value appreciation which more than offset higher compensation.

15

Managed Equities

	3 months ended		9 months ended
(In thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	5,941	1,986	14,720	5,804
less: Trailer and sub-advisor fees	316	83	862	213
Net Fees	5,625	1,903	13,858	5,591
Gain on investments	4,240	902	8,084	2,382
Other income	202	344	558	520
Total Net Revenues	10,067	3,149	22,500	8,493

Compensation	2,498	935	6,077	3,516
Selling, general and administrative	341	517	1,370	1,263
Interest expense	172	—	486	—
Depreciation and amortization	53	52	154	161
Other expenses	3,095	30	2,320	180
Total Expenses	6,159	1,534	10,407	5,120

Income before income taxes	3,908	1,615	12,093	3,373
Adjusted base EBITDA	3,141	899	7,474	2,376
Operating margin	53%	38%	51%	36%

Total AUM	2,758,676	850,583	2,758,676	850,583
Average AUM	2,874,082	876,811	2,620,610	837,257

3 and 9 months ended

Income before income taxes was $3.9 million in the quarter, up $2.3 million from the prior period and was $12.1 million on a year-to-date basis, up $8.7 million. Adjusted base EBITDA was $3.1 million in the quarter, up $2.2 million from the prior period and was $7.5 million on a year-to-date basis, up $5.1 million. Our three and nine months ended results benefited from increased management fees from the Acquisition and improved equity valuations in our funds, which more than offset higher compensation.

16

Lending

	3 months ended		9 months ended
(In thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
SUMMARY INCOME STATEMENT
Management fees	2,221	1,426	7,168	4,258
Finance income (1)	757	2,205	2,209	7,701
Gain (loss) on investments	(451)	488	(25)	(1,051)
Other income	8	7	83	21
Total Revenues	2,535	4,126	9,435	10,929

Compensation	1,323	1,407	4,354	3,749
Placement and referral fees	123	8	151	29
Selling, general and administrative	194	179	569	555
Interest expense	5	5	11	31
Depreciation and amortization	—	27	52	80
Other expenses (gain)	481	(454)	(789)	653
Total Expenses	2,126	1,172	4,348	5,097

Income before income taxes	409	2,954	5,087	5,832
Adjusted base EBITDA	1,522	2,359	4,849	8,266
Operating margin	60%	33%	57%	52%

Total AUM (2)	905,844	442,242	905,844	442,242
Average AUM	898,030	477,875	857,369	476,662

(1) Includes: (1) co-investment income from lending LP units held as part of our co-investment portfolio; and (2) interest income from on-balance sheet loans in the prior period.

(2) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

3 and 9 months ended

Income before income taxes was $0.4 million in the quarter, down $2.5 million (86%) from the prior period and was $5.1 million on a year-to-date basis, down $0.7 million (13%). Adjusted base EBITDA was $1.5 million in the quarter, down $0.8 million (35%) from the prior period and was $4.8 million on a year-to-date basis, down $3.4 million (41%). Our three and nine months ended results were primarily impacted by lower finance income on higher capital distribution levels in 2019 and the full repayment of legacy loans in the third quarter of 2019. Lower finance income more than offset increased management fees in the period.

17

Brokerage

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
SUMMARY INCOME STATEMENT
Commissions	9,198	5,720	19,823	12,219
less: Commission expense	3,789	2,627	8,036	5,374
Net Commissions	5,409	3,093	11,787	6,845
Management fees	557	345	1,282	940
Finance income	—	356	118	1,241
Gain (loss) on investments	433	(341)	1,585	(278)
Other income	3	22	78	60
Total Net Revenues	6,402	3,475	14,850	8,808

Compensation (1)	1,790	1,758	4,824	5,208
Placement and referral fees	344	86	505	318
Selling, general and administrative	957	1,148	3,120	3,464
Interest expense	10	14	33	45
Depreciation and amortization	130	137	388	355
Other expenses (gain)	58	18	166	(27)
Total Expenses	3,289	3,161	9,036	9,363

Income (loss) before income taxes	3,113	314	5,814	(555)
Adjusted base EBITDA	3,030	1,410	5,530	1,586
Operating margin	57%	37%	48%	16%

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 9 months ended

Income before income taxes was $3.1 million in the quarter, up $2.8 million from the prior period and was $5.8 million on a year-to-date basis, up $6.4 million. Adjusted base EBITDA was $3 million in the quarter, up $1.6 million from the prior period and was $5.5 million on a year-to-date basis, up $3.9 million. Our three and nine months ended results benefited from strong equity origination, sales and trading activities.

18

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019
SUMMARY INCOME STATEMENT
Gain (loss) on investments	315	59	(558)	(557)
Other income	25	23	66	45
Total Revenues	340	82	(492)	(512)

Compensation	4,660	1,563	9,101	3,816
Selling, general and administrative	264	329	1,368	1,556
Interest expense	69	24	114	68
Depreciation and amortization	562	432	1,714	1,211
Other expenses	47	233	947	324
Total Expenses	5,602	2,581	13,244	6,975

Income (loss) before income taxes	(5,262)	(2,499)	(13,736)	(7,487)
Adjusted base EBITDA	(4,590)	(1,744)	(9,757)	(5,245)

3 and 9 months ended

•	Net investments gains and losses were due to market value fluctuations of certain equity holdings.

•	Compensation increased primarily due to the Acquisition and higher AIP accruals on increased revenue and earnings generation.

•	SG&A decreased due to our ongoing multi-year cost containment program.

•	Higher amortization was due to increased depreciation expense due to a new lease.

•	Other expenses were primarily due to FX translation movements (CAD-to-USD).

19

Dividends

The following dividends were declared by the Company during the nine months ended September 30, 2020:

Record date	Payment Date	Cash dividend per share (1)	Total dividend amount (in thousands $)
March 9, 2020 - Regular Dividend Q4 2019	March 24, 2020	CAD$0.30	5,387
May 19, 2020 - Regular Dividend Q1 2020	June 3, 2020	CAD$0.30	5,560
August 17, 2020 - Regular Dividend Q2 2020	September 1, 2020	US$0.23	5,915
Dividends (2)			16,862

(1)	Dividends per share in this MD&A for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.

(2)	Subsequent to quarter-end, on November 12, 2020, a regular dividend was declared and increased to US$0.25 per common share for the quarter ended September 30, 2020. This dividend is payable on December 8, 2020 to shareholders of record at the close of business on November 23, 2020.

Capital Stock

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in this MD&A for periods before May 28 reflect retrospective treatment of this share consolidation.

Including the 1 million unvested common shares currently held in the EPSP Trust (December 31, 2019 - 0.9 million), total capital stock issued and outstanding was 25.5 million (December 31, 2019 - 25.3 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.36 for the quarter and $0.83 on a year-to-date basis compared to $0.18 and $0.36 in the prior periods respectively. Diluted earnings per share was $0.34 in the quarter and $0.79 on a year-to-date basis compared to $0.17 and $0.34 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 177,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

20

Liquidity and Capital Resources

As at September 30, 2020, the Company had $17.4 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, $3.7 million of which is due within 12 months and $13.7 million is due after 12 months (December 31, 2019 - $3.8 million and $11.5 million respectively).

The Company has a 5 year, CAD$90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a CAD$25 million term loan and a CAD$65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in US dollars through base rate loans. In 2019, the Company drew CAD$25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at September 30, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, CAD$65 million revolver with "bullet maturity" December 31, 2022

•	5-year, CAD$25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

•	Prime rate + 0 bps or;

•	Banker Acceptance Rate + 170 bps

Covenant Terms

•	Minimum AUM: CAD$8.2 billion

•	Debt to EBITDA less than 2.5:1

•	EBITDA to interest expense more than 2.5:1

Commitments

Besides the Company's long-term lease agreements, there are commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at September 30, 2020, the Company had $6.1 million in co-investment commitments from the lending segment (December 31, 2019 - $6.6 million).

21

Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The interim financial statements have been prepared in accordance with IFRS standards in effect as at September 30, 2020, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment, make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2019 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2020.

Change in presentation currency

Effective January 1, 2020, the Company changed its presentation currency from Canadian to US dollars to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of the Acquisition.

The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"). The change in presentation currency had the following effect:

•	Assets and liabilities have been translated at the exchange rate on the respective reporting dates;

•	Equity transactions have been translated at the historical exchange rate at the date of the transaction;

•	The statements of operations has been translated at the average exchange rate on the respective reporting dates;

•	Exchange differences arising on translation are presented in the Accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

Contingent consideration

The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration has been measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration has been measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at September 30, 2020, the contingent consideration was updated to reflect current estimates with the resulting adjustment recorded in other expenses.

22

Managing Risk: Financial

COVID-19 risk

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in US dollar and Canadian dollar. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

23

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a CAD$90 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As at September 30, 2020, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter, and the implementation of our business continuity plan as a result of COVID-19 has not prevented the normal function of our internal controls.

Managing Risk: Non-financial

For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

24

Consolidated Financial Statements

Three and nine months ended September 30, 2020

25

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As at		Sep. 30	Dec. 31	Jan. 1
(In thousands of US dollars)		2020	2019	2019

Assets			(Note 2)	(Note 2)
Current
Cash and cash equivalents		49,889	54,748	34,637
Fees receivable		9,964	8,682	6,330
Loans receivable		—	—	11,197
Short-term investments	(Notes 3 & 9)	13,123	17,495	19,580
Other assets	(Note 6)	9,054	12,980	7,893
Income taxes recoverable		1,235	1,439	1,744
Total current assets		83,265	95,344	81,381

Loans receivable		—	—	15,207
Co-investments	(Note 4 & 9)	67,378	55,595	56,894
Other assets	(Note 6 & 9)	21,109	20,276	19,175
Property and equipment, net		15,773	16,230	16,392
Intangible assets	(Note 5)	148,951	114,078	108,726
Goodwill	(Note 5)	19,149	19,149	19,149
Deferred income taxes	(Note 8)	2,675	4,271	4,322
		275,035	229,599	239,865
Total assets		358,300	324,943	321,246

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		35,917	23,618	32,106
Compensation payable		10,387	6,912	6,939
Obligations related to securities sold short		—	—	187
Loan facility	(Note 13)	3,704	3,829	—
Income taxes payable		3,575	807	445
Total current liabilities		53,583	35,166	39,677
Other accrued liabilities		10,524	4,247	5,769
Loan facility	(Note 13)	13,658	11,486	—
Deferred income taxes	(Note 8)	3,304	2,414	2,291
Total liabilities		81,069	53,313	47,737

Shareholders' equity
Capital stock	(Note 7)	412,461	407,900	407,775
Contributed surplus	(Note 7)	46,870	43,160	42,964
Deficit		(104,826)	(108,222)	(95,422)
Accumulated other comprehensive loss		(77,274)	(71,208)	(81,808)
Total shareholders' equity		277,231	271,630	273,509
Total liabilities and shareholders' equity		358,300	324,943	321,246

Commitments and provisions	(Note 14)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"	"Sharon Ranson, FCPA, FCA"
Director	Director

26

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of US dollars, except for per share amounts)		2020	2019	2020	2019

			(Note 2)		(Note 2)
Revenues
Management fees		19,934	10,577	50,884	30,734
Commissions		9,386	6,056	20,698	12,664
Finance income		757	2,561	2,327	8,942
Gain on investments	(Note 3 & 4)	4,408	600	8,198	197
Other income	(Note 6)	914	91	1,312	261
Total revenue		35,399	19,885	83,419	52,798

Expenses
Compensation		14,869	8,083	34,563	20,850
Stock-based compensation	(Note 7)	1,411	1,631	2,833	4,128
Trailer and sub-advisor fees		291	50	771	117
Placement and referral fees		522	114	854	423
Selling, general and administrative		2,523	3,175	9,116	9,493
Interest expense		320	297	906	767
Amortization of intangibles	(Note 5)	219	221	645	658
Depreciation of property and equipment		773	672	2,384	1,883
Other expenses	(Note 6)	4,154	(167)	5,966	3,922
Total expenses		25,082	14,076	58,038	42,241
Income before income taxes for the period		10,317	5,809	25,381	10,557
Provision for income taxes	(Note 8)	1,613	1,473	5,123	1,793
Net income for the period		8,704	4,336	20,258	8,764
Net Income per share:
Basic(1)	(Note 7)	$0.36	$0.18	$0.83	$0.36
Diluted(1)	(Note 7)	$0.34	$0.17	$0.79	$0.34

Net income for the period		8,704	4,336	20,258	8,764
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)		5,129	3,119	(6,066)	7,105
Total other comprehensive income (loss)		5,129	3,119	(6,066)	7,105
Comprehensive income		13,833	7,455	14,192	15,869

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

27

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of US dollars, other than number of shares)		Number of Shares Outstanding (1)	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity

At Dec. 31, 2019		24,417,639	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 7)	(128,304)	(2,514)	—	—	—	(2,514)
Issuance of share capital on purchase of management contracts	(Note 7)	104,720	2,500		—	—	2,500
Share-based contingent consideration related to the Acquisition	(Note 7)	—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 7)	10,084	288	(288)	—	—	—
Issuance of share capital on exercise of stock options	(Note 7)	150,000	5,159	(2,655)			2,504
Shares acquired and canceled under normal course issuer bid	(Note 7)	(112,343)	(2,024)	—	—	—	(2,024)
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	(6,066)	(6,066)
Stock-based compensation	(Note 7)	—	—	2,833	—	—	2,833
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	53,810	1,059	(1,059)	—	—	—
Dividends declared	(Note 10)	4,170	93	—	(16,862)	—	(16,769)

Net income		—	—	—	20,258	—	20,258
Balance, Sep. 30, 2020		24,499,776	412,461	46,870	(104,826)	(77,274)	277,231

At Dec. 31, 2018	(Note 2)	24,306,233	407,775	42,964	(95,422)	(81,808)	273,509
Shares acquired for equity incentive plan		(149,812)	(4,185)	—	—	—	(4,185)
Shares released on vesting of equity incentive plan		91,513	1,661	(1,661)	—	—	—
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	7,105	7,105
Stock-based compensation		—	—	4,128	—	—	4,128
Issuance of share capital on conversion of RSUs and other share based considerations		76,573	1,549	(143)	—	—	1,406
Dividends declared		4,418	109	—	(17,167)	—	(17,058)

Net income		—	—	—	8,764	—	8,764
Balance, Sep. 30, 2019	(Note 2)	24,328,925	406,909	45,288	(103,825)	(74,703)	273,669

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

28

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of US dollars)	2020	2019

Operating Activities		(Note 2)
Net income for the period	20,258	8,764
Add (deduct) non-cash items:
Loss (gain) on net proprietary investments	(8,198)	(197)
Stock-based compensation	2,833	4,128
Depreciation and amortization of property, equipment and intangible assets	3,029	2,541
Deferred income tax expense	2,436	820
Current income tax expense	2,687	973
Other items	(936)	414
Income taxes paid	—	(1,898)
Changes in:
Fees receivable	(1,282)	(337)
Loans receivable	—	24,229
Other assets	3,093	(1,086)
Accounts payable, accrued liabilities and compensation payable	4,004	(10,081)
Cash provided by (used in) operating activities	27,924	28,270

Investing Activities
Purchase of investments	(15,535)	(23,093)
Sale of investments	15,536	36,646
Purchase of property and equipment	(374)	(2,982)
Purchase of management contracts	(12,500)	—
Cash provided (used in) investing activities	(12,873)	10,571

Financing Activities
Acquisition of common shares for equity incentive plan	(2,514)	(4,185)
Acquisition of common shares under normal course issuer bid	(2,024)	—
Issuance of shares under stock options plan	2,504	—
Repayment of lease liabilities	(1,401)	(1,179)
Contributions from non-controlling interests	2,395	—
Net advances from loan facility	2,294	15,974
Dividends paid	(16,769)	(17,058)
Cash provided by (used in) financing activities	(15,515)	(6,448)
Effect of foreign exchange on cash balances	(4,395)	470
Net increase (decrease) in cash and cash equivalents during the period	(4,859)	32,863
Cash and cash equivalents, beginning of the year	54,748	34,637
Cash and cash equivalents, end of the period	49,889	67,500
Cash and cash equivalents:
Cash	44,467	63,517
Short-term deposits	5,422	3,983
	49,889	67,500

The accompanying notes form part of the consolidated financial statements

29

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

1	CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with IFRS standards in effect as at September 30, 2020, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2019 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2020.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

During the quarter, the Company commenced consolidation of certain feeder funds due to them becoming material. The Company records third-party interests in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded as Other expense.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

30

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");

•	Sprott Capital Partners LP ("SCP");

•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;

•	Sprott Resource Lending Corp. ("SRLC");

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Changes in accounting policies

Change in presentation currency

Effective January 1, 2020, the Company changed its presentation currency from CAD to USD to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of Tocqueville Asset Management's gold strategies ("the Acquisition").

The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1 First-Time Adoption of International Financial Reporting Standards ("IFRS 1"). The change in presentation currency had the following effect:

•	Assets and liabilities have been translated at the exchange rate on the respective reporting dates;

•	Equity transactions have been translated at the historical exchange rate at the date of the transaction;

•	The statements of operations has been translated at the average exchange rate on the respective reporting dates;

•	Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

The exchange rates used for prior periods were as follows:

	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Jan. 1, 2019
As at reporting date	1.31	1.32	1.31	1.34	1.36
Average rate for the 3 month ended	1.32	1.32	1.34	1.33	1.32

Contingent consideration

The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration was measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration was measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at September 30, 2020, the contingent consideration payable was updated to reflect current estimates with the resulting adjustment recorded in Other expense.

Other accounting policies

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these consolidated interim financial statements unless otherwise noted.

31

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

3	SHORT-TERM INVESTMENTS

Short-term investments

Primarily consist of equity investments in public and private entities we target through our lending, managed equities and brokerage segments (in thousands $):

	Classification and measurement criteria	Sep. 30, 2020	Dec. 31, 2019

Public equities and share purchase warrants	FVTPL	9,724	10,520
Fixed income securities	FVTPL	1,576	4,220
Private holdings:
- Private investments	FVTPL	1,823	1,864
- Energy contracts	Non-financial instrument	—	891
Total short-term investments		13,123	17,495

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments on the consolidated statements of operations.

4	CO-INVESTMENTS

Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2020	Dec. 31, 2019

Co-investments in funds	FVTPL	67,378	55,595
Total co-investments		67,378	55,595

Gains and losses on co-investments in funds are included in the gain (loss) on investments on the consolidated statements of operations.

32

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

5	GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2018	132,251	97,744	34,768	264,763
Additions	—	1,376	—	1,376
Net exchange differences	—	4,350	1,540	5,890
At Dec. 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	(318)	(271)	(589)
At Sep. 30, 2020	132,251	139,259	36,037	307,547

Accumulated amortization
At Dec. 31, 2018	(113,102)	—	(23,753)	(136,855)
Amortization charge for the period	—	—	(879)	(879)
Net exchange differences	—	—	(1,068)	(1,068)
At Dec. 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the period	—	—	(645)	(645)
At Sep. 30, 2020	(113,102)	—	(26,345)	(139,447)

Net book value at:
Dec. 31, 2019	19,149	103,470	10,608	133,227
Sep. 30, 2020	19,149	139,259	9,692	168,100

33

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Impairment assessment of goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

•	Exchange Listed Products

•	Managed Equities

•	Lending

•	Brokerage

•	Corporate

As at September 30, 2020, the Company had allocated $19.1 million (December 31, 2019 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the quarter, there were no indicators of impairment in either the exchange listed products CGU or the managed equities CGU.

Impairment assessment of indefinite life fund management contracts

As at September 30, 2020, the Company had indefinite life intangibles related to fund management contracts of $139.3 million (December 31, 2019 - $103.5 million). The addition during the year relates to the Acquisition. The cost of the intangible asset was recorded at the fair value of consideration transferred, including contingent consideration (see Note 2) and the acquisition costs directly attributable to the transfer of the management contracts (see Note 6). There were no indicators of impairment as at September 30, 2020.

Impairment assessment of finite life fund management contracts

As at September 30, 2020, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.7 million (December 31, 2019 - $10.6 million). There were no indicators of impairment as at September 30, 2020.

34

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

6	OTHER ASSETS, INCOME, EXPENSES AND NON-CONTROLLING INTERESTS

Other assets

Consist of the following (in thousands $):

	Sep. 30, 2020	Dec. 31, 2019

Digital gold strategies(1)	17,347	18,913
Fund recoveries and investment receivables	5,744	5,951
Assets attributable to non-controlling interests	2,395	—
Prepaid expenses	2,266	4,355
Other(2)	2,411	2,231
Deferred costs related to the Acquisition(3)	—	1,806
Total other assets	30,163	33,256

(1)    Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in gain (loss) on investments on the consolidated statements of operations. These investments were reclassified from long-term investments to other assets.

(2)    Other includes miscellaneous third-party receivables.

(3)    Includes legal, proxy and investor relations costs.

Other income

Consist of the following (in thousands $):

	For the three months ended		For the nine months ended

	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019

Investment income (1)	482	91	880	261
Income attributable to non-controlling interests	432	—	432	—
Total other income	914	91	1,312	261

(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses

Consist of the following (in thousands $):

	For the three months ended		For the nine months ended

	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019

Costs related to energy assets	—	45	798	49
Foreign exchange losses (gains)	475	(321)	(653)	1,131
Increase in contingent consideration related to the Acquisition	2,946	—	2,946	—
Other (1)	733	109	2,875	2,742
Total other expenses	4,154	(167)	5,966	3,922

(1)	Includes net income attributable to non-controlling interest of $320 thousand and SG&A attributable to non-controlling interest of $112 thousand for the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - $Nil) as well as non-recurring professional fees and transaction costs.

35

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Non-controlling interests

Non-controlling interests consist of third-party interests in our consolidated co-investments in funds. The following tables provide a summary of amounts attributable to these non-controlling interests:

	Sep. 30, 2020	Dec. 31, 2019

Assets	2,395	—
Liabilities - current(1)	(1,050)	—
Liabilities - long-term(1)	(1,345)	—

(1) Current and long-term Liabilities attributable to non-controlling interest is included in accounts payable and accrued liabilities and other accrued liabilities respectively

36

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

7	SHAREHOLDERS' EQUITY

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in the financial statements for periods before May 28 reflect retrospective treatment of this share consolidation.

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2018	24,306,233	407,775
Issuance of share capital under dividend reinvestment program	6,151	147
Acquired and cancelled under normal course issuer bid	(74,060)	(1,715)
Issuance of share capital on conversion of RSUs	81,528	1,654
Acquired for equity incentive plan	(182,612)	(4,906)
Released on vesting of equity incentive plan	280,399	4,945
At Dec. 31, 2019	24,417,639	407,900
Shares acquired for equity incentive plan	(128,304)	(2,514)
Issuance of share capital on purchase of management contracts	104,720	2,500
Shares released on vesting of equity incentive plan	10,084	288
Issuance of share capital on exercise of stock options	150,000	5,159
Acquired and canceled under normal course issuer bid	(112,343)	(2,024)
Issuance of share capital on conversion of RSUs and other share based considerations	53,810	1,059
Issuance of share capital under dividend reinvestment program	4,170	93
At Sep. 30, 2020	24,499,776	412,461

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2018	42,964
Expensing of Stock-based compensation over the vesting period	5,392
Issuance of share capital on conversion of RSUs	(251)
Released on vesting of common shares for equity incentive plan	(4,945)
At Dec. 31, 2019	43,160
Share-based contingent consideration related to the Acquisition	4,879
Released on vesting of common shares for equity incentive plan	(288)
Released on exercise of Stock option plan	(2,655)
Expensing of Stock-based compensation over the vesting period	2,833
Issuance of share capital on conversion of RSUs and other share based considerations	(1,059)
At Sep. 30, 2020	46,870

37

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued or exercised in the three months ended September 30, 2020 (three months ended September 30, 2019 - Nil). There were no stock options issued and 150,000 stock options were exercised for the nine months ended September 30, 2020 (nine months ended September 30, 2019 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, Dec. 31, 2018	327,500	25.70
Options exercisable, Dec. 31, 2018	187,500	27.00
Options outstanding, Dec. 31, 2019	327,500	25.70
Options exercisable, Dec. 31, 2019	257,500	26.00
Options exercised during the year	(150,000)	23.30
Options outstanding, Sep. 30, 2020	177,500	27.19
Options exercisable, Sep. 30, 2020	177,500	27.19

Options outstanding and exercisable as at September 30, 2020 are as follows:

Exercise price (CAD $)	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

66.00	15,000	0.1	15,000
23.30	150,000	5.3	150,000
27.30	12,500	5.6	12,500
23.30 to 66.00	177,500	4.9	177,500

38

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 2,931 RSUs granted during the three months ended September 30, 2020 (3 months ended September 30, 2019 - 2,314) and 89,858 RSUs granted during the nine months ended September 30, 2020 (nine months ended September 30, 2019 - 69,954). The Trust acquired 6,000 shares in the three months ended September 30, 2020 (nine months ended September 30, 2019 - 133,585) and 128,304 shares in the nine months ended September 30, 2020 (nine months ended September 30, 2019 - 149,812 shares).

Number of common shares

Common shares held by the Trust, Dec. 31, 2018	993,225
Acquired	182,612
Released on vesting	(280,399)
Unvested common shares held by the Trust, Dec. 31, 2019	895,438
Acquired	128,304
Released on vesting	(10,084)
Unvested common shares held by the Trust, Sep. 30, 2020	1,013,658

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the three months ended		For the nine months ended

	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019

Stock option plan	—	43	10	141
EIP	1,411	1,588	2,823	3,987
	1,411	1,631	2,833	4,128

39

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended

	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019

Numerator (in thousands $):
Net income - basic and diluted	8,704	4,336	20,258	8,764

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,511	25,365	25,436	25,352
Weighted average number of unvested shares purchased by the Trust	(1,011)	(971)	(964)	(939)
Weighted average number of common shares - basic	24,500	24,394	24,472	24,413
Weighted average number of dilutive stock options	163	312	163	312
Weighted average number of unvested shares under EIP	1,202	971	1,155	939
Weighted average number of common shares - diluted	25,865	25,677	25,790	25,664

Net income per common share
Basic	$0.36	$0.18	$0.83	$0.36
Diluted	$0.34	$0.17	$0.79	$0.34

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at September 30, 2020, all entities were in compliance with their respective capital requirements.

40

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

8     INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the nine months ended

	Sep. 30, 2020	Sep. 30, 2019

Current income tax expense (recovery)
Based on taxable income of the current period	2,599	973
Adjustments in respect to previous years	88	—
Total current income tax expense	2,687	973
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	3,165	770
Adjustments in respect to previous years	(729)	50
Total deferred income tax expense	2,436	820
Income tax expense reported in the consolidated statements of operations	5,123	1,793

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the nine months ended

	Sept. 30, 2020	Sept. 30, 2019

Income before income taxes	25,381	10,557
Tax calculated at domestic tax rates applicable to profits in the respective countries	6,835	2,819
Tax effects of:
Non-deductible stock-based compensation	255	90
Non-taxable capital (gains) and losses	(403)	(163)
Adjustments in respect of previous periods	(641)	50
Non-capital losses and other temporary differences not benefited previously	(1,014)	(1,093)
Rate differences and other	91	90
Tax charge	5,123	1,793

The weighted average statutory tax rate was 26.9% (September 30, 2019 - 26.7%). The Company has $13 million of capital tax losses from prior years that will begin to expire in 2020. The benefit of these capital losses has not been recognized.

41

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the nine months ended September 30, 2020

	Dec. 31, 2019	Recognized in income	Recognized in other comprehensive income	Sept. 30, 2020
Deferred income tax assets
Stock-based compensation	4,056	(661)	(144)	3,251
Non-capital and capital losses	3,432	(1,218)	(111)	2,103
Unrealized losses	910	(898)	(23)	(11)
Other	247	197	(15)	429
Total deferred income tax assets	8,645	(2,580)	(293)	5,772

Deferred income tax liabilities
Fund management contracts	6,809	45	(255)	6,599
Other	(21)	(189)	12	(198)
Total deferred income tax liabilities	6,788	(144)	(243)	6,401
Net deferred income tax assets (liabilities)	1,857	(2,436)	(50)	(629)

For the year ended December 31, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2019
Deferred income tax assets
Stock-based compensation	3,152	750	154	4,056
Non-capital losses	3,678	(372)	126	3,432
Unrealized losses	283	604	23	910
Other	376	(143)	14	247
Total deferred income tax assets	7,489	839	317	8,645

Deferred income tax liabilities
Fund management contracts	5,141	1,404	264	6,809
Other	317	(334)	(4)	(21)
Total deferred income tax liabilities	5,458	1,070	260	6,788
Net deferred income tax assets	2,031	(231)	57	1,857

42

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

9	FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2020 and December 31, 2019 (in thousands $).

Short-term investments

Sept. 30, 2020	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	5,514	4,210	—	9,724
Fixed income securities	—	1,576	—	1,576
Private holdings	—	—	1,823	1,823
Total net recurring fair value measurements	5,514	5,786	1,823	13,123

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	7,537	2,983	—	10,520
Fixed income securities	—	3,454	766	4,220
Private holdings	—	—	1,864	1,864
Total net recurring fair value measurements	7,537	6,437	2,630	16,604

Co-investments

Sep. 30, 2020	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	61,303	6,075	67,378
Total net recurring fair value measurements	—	61,303	6,075	67,378

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Co-investments in funds	—	51,065	4,530	55,595
Total net recurring fair value measurements	—	51,065	4,530	55,595

Other assets

Sep. 30, 2020	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	17,347	17,347
Total net recurring fair value measurements	—	—	17,347	17,347

Dec. 31, 2019	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	18,913	18,913
Total net recurring fair value measurements	—	—	18,913	18,913

43

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Sep. 30, 2020
Private holdings	1,864	—	(14)	(27)	1,823
Fixed income securities	766	(747)	—	(19)	—
	2,630	(747)	(14)	(46)	1,823

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	2,075	34	(43)	(202)	1,864
Fixed income securities	733	—	—	33	766
	2,808	34	(43)	(169)	2,630

Co-investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Sep. 30, 2020
Co-investments in funds	4,530	1,590	—	(45)	6,075
	4,530	1,590	—	(45)	6,075

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Co-investments in funds	3,574	1,193	—	(237)	4,530
	3,574	1,193	—	(237)	4,530

44

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Sep. 30, 2020
Digital gold strategies	18,913	500	—	(2,066)	17,347
	18,913	500	—	(2,066)	17,347

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Digital gold strategies	18,285	2,574	—	(1,946)	18,913
	18,285	2,574	—	(1,946)	18,913

During the nine months ended September 30, 2020, the Company transferred public equities of $0.5 million (December 31, 2019 - $2.5 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the nine months ended September 30, 2020, the Company purchased level 3 investments of $2.1 million (December 31, 2019 - $3.9 million). For the nine months ended September 30, 2020, the Company transferred $Nil million (December 31, 2019 - $0.1 million) from Level 3 to Level 1 within the fair value hierarchy. For the nine months ended September 30, 2020, the Company transferred $0.7 million (December 31, 2019 - $Nil million) from Level 3 to Level 2 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Hedge funds and private equity funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.9 million (December 31, 2019 - $0.9 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value.

45

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

10	DIVIDENDS

The following dividends were declared by the Company during the nine months ended September 30, 2020:

Record date	Payment Date	Cash dividend per share (1)	Total dividend amount (in thousands $)
March 9, 2020 - Regular Dividend Q4 2019	March 24, 2020	CAD$0.30	5,387
May 19, 2020 - Regular Dividend Q1 2020	June 3, 2020	CAD$0.30	5,560
August 17, 2020 - Regular Dividend Q2 2020	September 1, 2020	US$0.23	5,915
Dividends (2)			16,862

(1) Dividends per share in this MD&A for periods before May 28 reflect retrospective treatment of the 10:1 share consolidation.

(2) Subsequent to quarter-end, on November 12, 2020, a regular dividend was declared and increased to US$0.25 per common share for the quarter ended September 30, 2020. This dividend is payable on December 8, 2020 to shareholders of record at the close of business on November 23, 2020.

11	RISK MANAGEMENT

COVID-19 risk

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

Other risk management activities

All other risk management activities described in the annual audited financial statements are consistent with the consolidated interim financial statements.

46

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

12	SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Lending (reportable), which provides lending and streaming activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended September 30, 2020

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	11,209	10,383	2,535	10,191	340	741	35,399
Total expenses	2,400	6,475	2,126	7,078	5,602	1,401	25,082
Income (loss) before income taxes	8,809	3,908	409	3,113	(5,262)	(660)	10,317
Adjusted base EBITDA	9,396	3,141	1,522	3,030	(4,590)	(475)	12,024

47

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

For the three months ended September 30, 2019

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	6,468	3,232	4,126	6,102	82	(125)	19,885
Total expenses	1,990	1,617	1,172	5,788	2,581	928	14,076
Income (loss) before income taxes	4,478	1,615	2,954	314	(2,499)	(1,053)	5,809
Adjusted base EBITDA	4,994	899	2,359	1,410	(1,744)	(306)	7,612

For the nine months ended September 30, 2020

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	26,230	23,362	9,435	22,886	(492)	1,998	83,419
Total expenses	5,849	11,269	4,348	17,072	13,244	6,256	58,038
Income (loss) before income taxes	20,381	12,093	5,087	5,814	(13,736)	(4,258)	25,381
Adjusted base EBITDA	21,066	7,474	4,849	5,530	(9,757)	253	29,415

For the nine months ended September 30, 2019

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	17,933	8,706	10,929	14,182	(512)	1,560	52,798
Total expenses	6,453	5,333	5,097	14,737	6,975	3,646	42,241
Income (loss) before income taxes	11,480	3,373	5,832	(555)	(7,487)	(2,086)	10,557
Adjusted base EBITDA	13,413	2,376	8,266	1,586	(5,245)	1,166	21,562

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended

	Sep. 30, 2020	Sep. 30, 2019	Sep. 30, 2020	Sep. 30, 2019

Canada	27,628	17,383	68,719	45,447
United States	7,771	2,502	14,700	7,351
	35,399	19,885	83,419	52,798

48

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended September 30, 2020 and 2019

13	LOAN FACILITY

As at September 30, 2020, the Company had $17.4 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, $3.7 million of which is due within 12 months and $13.7 million is due after 12 months (December 31, 2019 - $3.8 million and $11.5 million respectively).

The Company has a 5 year, CAD$90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a CAD$25 million term loan and a CAD$65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in US dollars through base rate loans. In 2019, the Company drew CAD$25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at September 30, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, CAD$65 million revolver with "bullet maturity" December 31, 2022

•	5-year, CAD$25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

•	Prime rate + 0 bps or;

•	Banker Acceptance Rate + 170 bps

Covenant Terms

•	Minimum AUM: CAD$8.2 billion

•	Debt to EBITDA less than 2.5:1

•	EBITDA to interest expense more than 2.5:1

14	COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at September 30, 2020, the Company had $6.1 million in co-investment commitments from the lending segment (December 31, 2019 - $6.6 million).

49

Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Stikeman Elliot LLP
Royal Bank Plaza, South Tower	5300 Commerce Court West
200 Bay Street, Suite 2600	199 Bay Street
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario M5L 1B9
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Sharon Ranson, FCPA, FCA, Director	Toronto, Ontario M5H 2S5
Rosemary Zigrossi, Director
Graham Birch, Director	Investor Relations
Peter Grosskopf, Chief Executive Officer and Director	Shareholder requests may be directed to
Rick Rule, Director	Investor Relations by e-mail at ir@sprott.com
Whitney George, President	or via telephone at 416.943.8099
Kevin Hibbert, FCPA, FCA, Chief Financial Officer	or toll free at 1.855.943.8099
Arthur Einav, Corporate Secretary
US Transfer Agent and Registrar	Stock Information
Sprott Inc. common shares are traded on the
Continental Stock Transfer & Trust Company	New York Stock Exchange and Toronto Stock
1 State Street 30th Floor	Exchange under the symbol “SII”
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com